Filed by:     Quest
                                                        Diagnostics Incorporated


                       This communication is filed pursuant to Rules 165 and 425 promulgated under the Securities Act of 1933, as amended.

                                             Subject Company: Unilab Corporation
                                         Commission File No.:    00-11839



FORWARD-LOOKING STATEMENTS:
This communication contains certain forward-looking statements. These forward-looking statements, which may include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Quest Diagnostics and Unilab and the benefits expected to result from the contemplated transaction, are based on management's current expectations and estimates and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements.

Factors that could cause or contribute to such differences may include, but are not limited to, the risk that the conditions relating to the required minimum tender of Unilab shares or regulatory clearance might not be satisfied in a timely manner or at all, risks relating to the integration of the technologies and businesses of Quest Diagnostics and Unilab, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners, conditions of the economy and other factors described in the most recent reports on Form 10-Q, most recent reports on Form 10-K, and other periodic reports filed by Quest Diagnostics and Unilab with the Securities and Exchange Commission.

ADDITIONAL INFORMATION:
On May 15, 2002, Quest Diagnostics filed a Registration Statement on Form S-4, as amended, and a Schedule TO, as amended, and Unilab filed a Solicitation/Recommendation Statement on Schedule 14D-9, as amended, with the Securities and Exchange Commission in connection with the transaction. A Prospectus, which is part of the Registration Statement on Form S-4, the Solicitation/Recommendation Statement on Schedule 14D-9, and related exchange offer materials, including a letter of election and transmittal, have been mailed to stockholders of Unilab. In addition, Quest Diagnostics has previously filed a Statement on Schedule 13D, as amended, relating to its agreement with Kelso Investment Associates VI, L.P. and KEP VI, LLC. Investors and stockholders of Unilab are urged to read all of these documents carefully. These documents contain important information about the transaction and should be read before any decision is made with respect to the exchange offer. Investors and stockholders are able to obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at www.sec.gov. Free copies of these documents may also be obtained from Quest Diagnostics by directing a request to Quest Diagnostics Incorporated at One Malcolm Avenue, Teterboro, New Jersey, 07608, or from Unilab by directing a request to Unilab Corporation at 18448 Oxnard Street, Tarzana, California, 91356.

In addition to the Registration Statement on Form S-4, Schedule TO, Prospectus, Solicitation/Recommendation Statement on Schedule 14D-9 and related exchange offer materials, both Quest Diagnostics and Unilab file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, Statements or other information filed by Quest Diagnostics or Unilab at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C., 20549, or at any of the Securities and Exchange Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 800-SEC-0330 for further information on the public reference rooms. Quest Diagnostics' and Unilab's filings with the Securities and Exchange Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Securities and Exchange Commission at www.sec.gov.

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                  Quest Diagnostics Incorporated
                  One Malcolm Avenue
                  Teterboro, New Jersey 07608

[LOGO]                                             News From Quest Diagnostics
                                                   ---------------------------
Contacts:

Laure Park (Investors): 201-393-5030
Gary Samuels (Media): 201-393-5700


                                                       FOR IMMEDIATE RELEASE
                                                       ---------------------

   QUEST DIAGNOSTICS TO SELL CERTAIN ASSETS IN NORTHERN CALIFORNIA TO LABCORP
        - Quest Diagnostics Extends Exchange Offer for Shares of Unilab -

TETERBORO, N.J., February 4, 2003 -- Quest Diagnostics Incorporated (NYSE: DGX) announced that it had executed an agreement, subject to approval by the Federal Trade Commission, to sell certain assets in Northern California to Laboratory Corporation of America (NYSE: LH) (LabCorp(R)) for $4.5 million cash. In addition, Quest Diagnostics announced that it has extended the expiration date for its previously announced cash election exchange offer for all outstanding shares of Unilab Corporation common stock. The offer was extended by five business days and will now expire at 12:00 midnight, New York City time, on Monday, February 10, 2003, unless extended.

The assets to be sold to LabCorp include the assignment of four capitated contracts with independent physician associations (IPAs), as well as the leases for 46 patient service centers, five of which also serve as rapid response laboratories located throughout Northern California. Approximately $27 million in annual revenues are generated by capitated fees under the IPA contracts and associated fee-for-service testing for physicians whose patients use these patient service centers, as well as from specimens received directly from the IPA physicians. The IPAs have already consented to the assignment of the contracts.

The asset sale to LabCorp is subject to approval by the Federal Trade Commission and is contingent on and will close after the completion of the Quest Diagnostics/Unilab transaction. As previously announced, the FTC has not yet completed its review of the Quest Diagnostics/Unilab transaction. Quest Diagnostics and Unilab hope to receive FTC approval within the five-business-day extension period, and, accordingly, to complete the Exchange Offer on February 11, 2003. However, there can be no assurance as to whether or when the necessary FTC approval will be obtained.

As of 12:00 midnight, New York City time, on February 3, 2003, more than 32 million shares of Unilab Corporation common stock had been tendered, representing approximately 97% of the outstanding Unilab Corporation common stock.

About Quest Diagnostics
Quest Diagnostics Incorporated is the nation's leading provider of diagnostic testing, information and services, providing insights that enable physicians, hospitals, managed care organizations and other healthcare professionals to make decisions to improve health. The company offers the broadest access to diagnostic laboratory services through its national network of laboratories and patient service centers. Quest Diagnostics is the leading provider of esoteric testing, including gene-based medical testing, and empowers healthcare organizations and clinicians with state-of-the-art connectivity solutions that improve practice management. Additional company information can be found on the Internet at: www.questdiagnostics.com.

FORWARD-LOOKING STATEMENTS:
This communication contains certain forward-looking statements. These forward-looking statements, which may include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Quest Diagnostics and Unilab and the benefits expected to result from the contemplated transaction, are based on management's current expectations and estimates and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements.

Factors that could cause or contribute to such differences may include, but are not limited to, the risk that the conditions relating to the required minimum tender of Unilab shares or regulatory clearance might not be satisfied in a timely manner or at all, risks relating to the integration of the technologies and businesses of Quest Diagnostics and Unilab, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners, conditions of the economy and other factors described in the most recent reports on Form 10-Q, most recent reports on Form 10-K, and other periodic reports filed by Quest Diagnostics and Unilab with the Securities and Exchange Commission.

ADDITIONAL INFORMATION:

On May 15, 2002, Quest Diagnostics filed a Registration Statement on Form S-4, as amended, and a Schedule TO, as amended, and Unilab filed a Solicitation/Recommendation Statement on Schedule 14D-9, as amended, with the Securities and Exchange Commission in connection with the transaction. A Prospectus, which is part of the Registration Statement on Form S-4, the Solicitation/Recommendation Statement on Schedule 14D-9, and related exchange offer materials, including a letter of election and transmittal, has been mailed to stockholders of Unilab. In addition, Quest Diagnostics has previously filed a Statement on Schedule 13D, as amended, relating to its agreement with Kelso Investment Associates VI, L.P. and KEP VI, LLC. Investors and stockholders of Unilab are urged to read all of these documents carefully. These documents contain important information about the transaction and should be read before any decision is made with respect to the exchange offer. Investors and stockholders are able to obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at www.sec.gov. Free copies of these documents may also be obtained from Quest Diagnostics by directing a request to Quest Diagnostics Incorporated at One Malcolm Avenue, Teterboro, New Jersey, 07608, or from Unilab by directing a request to Unilab Corporation at 18448 Oxnard Street, Tarzana, California, 91356.

In addition to the Registration Statement on Form S-4, Schedule TO, Prospectus, Solicitation/Recommendation Statement on Schedule 14D-9 and related exchange offer materials, both Quest Diagnostics and Unilab file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, Statements or other information filed by Quest Diagnostics or Unilab at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C., 20549, or at any of the Securities and Exchange Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 800-SEC-0330 for further information on the public reference rooms. Quest Diagnostics' and Unilab's filings with the Securities and Exchange Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Securities and Exchange Commission at www.sec.gov.

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